Form 20-F/A
period 2024-03-31
NeuroMind AI Corp.
filed 2024-08-28
CIK 1865697

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 9, 2024

Commission File Number: 001-41138

NEUROMIND AI CORP.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Bahnhofstrasse 3

Hergiswil Nidwalden, Switzerland 6052(Address of Principal Executive Offices)

Eyal Perez

Bahnhofstrasse 3

Hergiswil Nidwalden, Switzerland 6052Telephone: +41 78 607 99 01

Email: ep@genfunds.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	OTC: GGAUF	N/A
Class A ordinary shares par value $0.0001 per share, included as part of the units	OTC: GGAAF	N/A
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	OTC: GGAAWF	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 15, 2024: 13,637 Class A ordinary shares, par value $0.0001 per share, and 6,325,000 Class B ordinary shares, par value $0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

Auditor Name:	Auditor Location:	Auditor Firm ID:
MaloneBailey, LLP	Houston, Texas	206

-i-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by NeuroMind AI Corp., a Cayman Islands exempted company (“PubCo”). Unless otherwise indicated, “we,” “us,” “our,” “PubCo,” and the “Company”, and similar terminology refer to NeuroMind AI Corp., an exempted company incorporated under the laws of the Cayman Islands.

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the “Risk Factors” section of PubCo’s definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024 (the “Proxy Statement”), which are incorporated herein by reference.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

-ii-

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F for the date of event requiring the filing of this report of NeuroMind AI Corp. (f/k/a Genesis Growth Tech Acquisition Corp., the “Company”), as originally filed with the U.S. Securities and Exchange Commission on August 15, 2024 (the “Original Form 20-F”). The Company is filing this Amendment solely to (A) correct a clerical error in inadvertently checking the filing type of “Registration Statement Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934”, by checking the filing type of “Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934”; (B) incorporate by reference the Company’s audited and unaudited financial statements; (C) revise Item 10 (G) “Statement by Experts”; and (D) clarify that the Company’s securities trade on the expert market which is operated by OTC Markets Group, Inc.

Other than as required to reflect the changes discussed above, this Amendment does not, and does not purport to, amend, update or restate any other information in the Original Form 20-F, or reflect any events that have occurred after the filing of the Original Form 20-F.

The Business Combination

As previously reported, on November 20, 2023 Genesis Growth Tech Acquisition Corp. (“Genesis SPAC”) entered into a Contribution and Business Combination Agreement (the “Agreement”) with Genesis Growth Tech LLC, a Cayman Islands limited liability company (“Genesis Sponsor”) which is included as an exhibit to this Report as Exhibit 2.1.

As previously reported on the Current Report on Form 8-K filed by Genesis SPAC with the SEC on May 24, 2024 Genesis SPAC held an extraordinary general meeting of shareholders (the “EGM”), at which holders of 5,852,011 or 91.34% ordinary shares of Genesis SPAC ( the “Genesis SPAC Ordinary Shares”) were present in person or by proxy, constituting a quorum for the transaction of business. Only shareholders of record as of the close of business on March 22, 2024, the record date (the “Record Date”) for the EGM, were entitled to vote at the EGM. As of the Record Date, 6,406,520 ordinary shares of Genesis SPAC were outstanding and entitled to vote at the EGM.

At the EGM, Genesis SPAC’s shareholders voted to approve the proposals outlined in the definitive proxy statement filed by Genesis SPAC with the SEC on May 10, 2024 (the “Proxy Statement”), including, among other things, the adoption of the Agreement and approval of the transactions contemplated by the Agreement, as described in the section titled “Shareholder Proposal No. 1 – The Business Combination Proposal” beginning on page 122 of the Proxy Statement. Pursuant to the Agreement, among other things, (a) Genesis Sponsor will contribute, transfer, convey, assign and deliver to Genesis SPAC all of Genesis Sponsor’s rights, title and interest in and to a portfolio of patents acquired by Genesis Sponsor to and which includes (i) the Assigned Patent Rights, including the Additional Rights, as such terms are defined in the Patent Purchase Agreement, and (ii) all other intellectual property rights acquired by the Sponsor under that certain Patent Purchase Agreement, effective as of September 21, 2023 (as amended by the First Amendment to Patent Sale Agreement dated November 14, 2023 and as it may be further amended from time to time, the “Patent Purchase Agreement”), by and between Genesis Sponsor and MindMaze Group SA, a Swiss corporation (“MindMaze”), and (b) Genesis SPAC will pay to Genesis Sponsor one thousand dollars ($1,000) and will assume and agree to perform and discharge all of Genesis Sponsor’s obligations under the Patent Purchase Agreement, including the obligation to pay to MindMaze a purchase price of $21 Million (the “MindMaze IP Purchase Price”) on or prior to August 30, 2024 and the obligation to share fifty percent (50%) of the gross amounts received under the Patent Purchase Agreement with MindMaze after the threshold amount of $44,000,000 is received by Genesis SPAC, on the terms and subject to the conditions set forth in the Patent Purchase Agreement , including that the Patent Purchase Agreement grants a worldwide royalty-free license back to the MindMaze (collectively, the “Business Combination”).

On May 21, 2024 shareholders holding 67,883 of Genesis SPAC’s public ordinary shares exercised their right to redeem such shares, after giving effect to certain redemption elections prior to Closing, for a pro rata portion of the funds in Genesis SPAC’s trust account (the “Trust Account”). As a result, approximately $890,184.43 (approximately $13.11 per share) will be removed from the Trust Account to pay such holders. Following redemptions, the Company will have 13,637 public ordinary shares outstanding.

In connection with the Business Combination, Genesis SPAC changed its name to “NeuroMind AI Corp.”

On August 9, 2024 (the “Closing Date”), the Business Combination was completed (the “Closing”).

Warrant Exchange Agreement

On July 30, 2024, Genesis SPAC and Genesis Sponsor entered into a warrant exchange agreement (the “Warrant Exchange Agreement”), pursuant to which, in connection with the closing of the Business Combination, 8,875,000 private placement warrants will be cancelled in full and, in consideration therefor, Genesis SPAC will issue an aggregate 221,875,000 Class A ordinary shares to Genesis Sponsor on a private placement basis.

The foregoing description of the Warrant Exchange Agreement is qualified in its entirety by the full text of the Warrant Exchange Agreement, which is attached hereto as Exhibit 10.2 to this Report and is incorporated herein by reference.

-iii-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers upon consummation of the Business Combination are set forth in the Proxy Statement in the section entitled “Management of Genesis SPAC and of the Post-Combination Company” and is incorporated herein by reference. The business address of each of the officers and directors is c/o NeuroMind AI Corp., Bahnhofstrasse 3, Hergiswil Nidwalden, Switzerland 6052.

B. Advisors

Not applicable.

C. Auditors

MaloneBailey, LLP, Houston, Texas has acted as the Company’s independent registered public accountant since 2023. Following the consummation of the Business Combination, MaloneBailey shall continue to act as the Company’s independent registered public accounting firm.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Financial Information

NeuroMind AI is providing the following selected historical financial data to assist you in your analysis of the financial aspects of the Business Combination. The following tables present NeuroMind AI’s selected historical financial information for the periods and as of the dates indicated. The information was derived from NeuroMind AI’s historical financial statements.

The information is only a summary and should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this filing. NeuroMind’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Period from March 17, 2021 (Inception) through December 31, 2021
Selected Statement of Operations Data:
Total expenses	$(281,151)	$(1,239,097)	$(3,296,600)	$(110,069)
Other income – income earned on Investments held in Trust Account	$13,640	$1,660,450	$3,634,473	$678
Net income (loss) attributable to ordinary shareholders	$(267,511)	$421,353	$337,873	$(109,391)
Per Share Data:
Weighted average number of shares of redeemable Class A ordinary shares outstanding – basic and diluted	81,520	3,822,473	25,300,000	1,566,552
Basic and diluted net income (loss) per share of redeemable Class A ordinary shares	$(0.04)	$0.04	$0.01	$(0.02)
Weighted average number of shares of Class B ordinary shares outstanding – basic and diluted	6,325,000	6,325,000	6,325,000	4,203,707
Basic and diluted net income (loss) per share of Class B ordinary shares	$(0.04)	$0.04	$0.01	$(0.02)

	March 31, 2024	December 31, 2023	December 31, 2022	December 31, 2021
Selected Balance Sheet Data:
Total assets	$1,062,222	$1,048,582	$264,369,467	$259,164,811
Total liabilities	$5,620,162	$5,339,011	$19,424,230	$14,557,447
Class A ordinary shares that may be redeemed in connection with the Business Combination	$962,222	$948,582	$262,860,151	$256,795,000
Total stockholders’ (deficit) equity	$(5,520,162)	$(5,239,011)	$(17,914,914)	$(12,187,636)

	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Period from March 17, 2021 (Inception) through December 31, 2021
Selected Cash Flow Data:
Net cash (used in) provided by operating activities	$(343,688)	$(1,071,084)	$(896,328)	$(32,572)
Net cash provided by (used in) investing activities	$--	$264,772,614	$(1,405,595)	$(259,120,000)
Net cash (used in) provided by financing activities	$343,688	$(263,701,530)	$2,301,923	$259,152,572

Information responsive to Item 2 of Form 10 is set forth in the Proxy Statement in the section titled “Genesis SPAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 95, and that information is incorporated herein by reference.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Quarter Ended March 31, 2024

Results of Operations

Our entire activity since inception up to March 31, 2024, was in preparation for our formation and our Initial Public Offering, and, subsequent to our Initial Public Offering, identifying a target company for a Business Combination.

For the three months ended March 31, 2024, we had a net loss of approximately $267,000, which consisted of income from investments held in the Trust Account of approximately $14,000, offset by general and administrative expenses of approximately $251,000 and $30,000 in general and administrative expenses for related party.

For the three months ended March 31, 2023, we had net income of approximately $1,353,000, which consisted of income from investments held in the Trust Account of approximately $1.6 million, offset by general and administrative expenses of $234,009 and $30,000 in general and administrative expenses for related party, relating to the December 8, 2021 agreement entered into with the Sponsor, pursuant to which the Company agreed to reimburse the Sponsor for office space, secretarial and administrative services provided to the Company in the amount of $10,000 per month through the earlier of the consummation of the initial Business Combination and the Company’s liquidation.

Liquidity and Capital Resources

As of March 31, 2024, we have $0 cash and a working capital deficit of $5,620,162.

For the quarter ended March 31, 2024, we had net cash used in operating activities of $343,688, compared to $143,198 for the quarter ended March 31, 2023, which for the 2024 period was mainly due to $13,640 of paid-in-kind interest income on investments held in the trust account and $267,511 of net loss and $62,537 for other operating activities, and for the March 31, 2023 period was mainly due to $1,616,602 of paid-in-kind interest income on investments held in the trust account and $1,352,593 of net income and $120,811 for other operating activities.

We had net cash provided by investing activities of $0 for the quarter ended March 31, 2024, compared to $263,468,612 for the quarter ended March 31, 2023, which for the 2023 period was mainly due to $263,325,414 of cash withdrawn from the trust account in connection with redemptions and $143,198 operating expenses being paid by a related party.

We had $343,688 of net cash provided by financing activities for the quarter ended March 31, 2024, compared $263,325,414 used in financing activities for the quarter ended March 31, 2023 .. During the quarter ended March 31, 2024, cash flows from financing activities consisted of 129,511 and $214,177 in proceeds from note payable to related party, and proceeds received from advances from related party, respectively. During the quarter ended March 31, 2023, cash flows used in financing activities consisted of a redemption of Ordinary Shares of $263,325,414.

Prior to the completion of our Initial Public Offering, our liquidity needs were satisfied through (i) $25,000 paid by our Sponsor to cover certain expenses in exchange for the issuance of the Founder Shares to our Sponsor and (ii) the receipt of a loan of up to $500,000 from our Sponsor under the Note. Prior to the completion of our Initial Public Offering, we borrowed approximately $453,000 under the Note, which was fully repaid in March 2022. The net proceeds from (i) the sale of the units in our Initial Public Offering, after deducting non-reimbursed offering expenses of approximately $738,000, underwriting commissions of $2,530,000, and (ii) the sale of the Private Placement Warrants for a purchase price of $8,875,000, was $258,645,000. Of that amount, $257,148,600 was initially placed in the Trust Account. In connection with the Extension EGM and as a result of the redemption of public shares by our public shareholders, approximately $1.1 million remained in the Trust Account as of March 31, 2024. The proceeds held in the Trust Account are invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations.

We closed our Business Combination on August 9, 2024, as a result of the closing of our Business Combination, we received $178,781 from our Trust Account which will be used as working capital to finance our operations.

As a result of our public shareholders electing to exercise their redemption rights for approximately 95%of our public shares in connection with our Business Combination, we will need to obtain additional financing to meet the terms of our Patent Purchase Agreement, in which case we may issue additional securities or incur debt in connection with such Business Combination.

In connection with our assessment of going concern considerations in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” we have determined that liquidity needs raises substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might be necessary if we are unable to continue as a going concern.

Critical Accounting Policies and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, income and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

Our management does not believe that any recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the accompanying consolidated financial statements.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company’s business are described in the Proxy Statement in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Genesis SPAC

Genesis SPAC is a blank check company incorporated on March 17, 2021 as a Cayman Islands exempted company limited by shares and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Genesis SPAC is an emerging growth company and, as such, Genesis SPAC is subject to all of the risks associated with emerging growth companies. All of Genesis SPAC’s activities since inception have related to its formation and initial public offering, and since the closing of the initial public offering, a search for a business combination candidate.

Genesis SPAC Public Units, Genesis SPAC Public Shares and Genesis SPAC Public Warrants currently trade on the expert market which is operated by OTC Markets Group, Inc., under the symbols “GGAUF”, “GGAF” and “GGAWF”, respectively. Genesis SPAC’s principal place of business is located at Bahnhofstrasse 3, Hergiswil Nidwalden, Switzerland and its telephone number is +41 78 607 99 01.

Genesis Sponsor

Genesis Sponsor was incorporated in the Cayman Islands on March 17, 2021 with Eyal Perez as the sole Manager and Managing Member On September 21, 2023, Genesis Sponsor entered into that certain Patent Purchase Agreement, effective as of September 21, 2023 (as amended by the First Amendment to Patent Sale Agreement dated November 14, 2023 and as it may be further amended from time to time, the “Patent Purchase Agreement”), by and between Genesis Sponsor and MindMaze Group SA, a Swiss corporation (“MindMaze”).

Genesis Sponsor’s principal place of business is located at Bahnhofstrasse 3, Hergiswil Nidwalden, Switzerland and its telephone number is +41 78 607 99 01.

On November 20, 2023, Genesis Growth Tech Acquisition Corp., a Cayman Islands exempted company (“Genesis SPAC”), entered into that certain Contribution and Business Combination Agreement (the “Agreement”), by and between Genesis SPAC and Genesis Growth Tech LLC, a Cayman Islands limited liability company (“Genesis Sponsor”), pursuant to which, among other things, (a) Genesis Sponsor will contribute, transfer, convey, assign and deliver to Genesis SPAC all of Genesis Sponsor’s rights, title and interest in and to a portfolio of patents acquired by Genesis Sponsor pursuant to that certain Patent Purchase Agreement, effective as of September 21, 2023 (as amended by the First Amendment to Patent Sale Agreement dated November 14, 2023 and as it may be further amended from time to time, the “Patent Purchase Agreement”), by and between Genesis Sponsor and MindMaze Group SA, a Swiss corporation (“MindMaze”), and which includes (i) the Assigned Patent Rights, including the Additional Rights, as such terms are defined in the Patent Purchase Agreement, and (ii) all other intellectual property rights acquired by the Sponsor under the Patent Purchase Agreement, and (b) Genesis SPAC will pay to Genesis Sponsor one thousand dollars ($1,000) and will assume and agree to perform and discharge all of Genesis Sponsor’s obligations under the Patent Purchase Agreement, including the obligation to pay to MindMaze a purchase price of $21 Million (the “MindMaze IP Purchase Price”) on or prior to August 30, 2024 and the obligation to share fifty percent (50%) of the gross amounts received under the Patent Purchase Agreement with MindMaze after the threshold amount of $44,000,000 is received by Genesis SPAC, on the terms and subject to the conditions set forth in the Patent Purchase Agreement, including that the Patent Purchase Agreement grants a worldwide royalty-free license back to the MindMaze (collectively, the “Transaction” or the “Business Combination”). In addition, the Patent Purchase Agreement grants a worldwide royalty-free license back to the MindMaze.

B. Business Overview

A description of the business of the Company is included in the Proxy Statement in the sections entitled ” Information About Genesis SPAC,” “Information About Genesis Sponsor and the Contributed Assets and Obligations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Genesis SPAC,” which is incorporated herein by reference.

C. Organizational Structure

The Company is a Cayman Islands exempted company with no subsidiaries.

D. Property, Plants and Equipment

The Company’s principal place of business is located at Bahnhofstrasse 3, Hergiswil Nidwalden, Switzerland and its telephone number is +41 78 607 99 01.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of the Company is included in the Proxy Statement in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Genesis SPAC” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

See “Management of Genesis SPAC and of the Post-Combination Company” in the Proxy Statement.

B. Compensation

To date the Company’s executive officers and directors have not received any compensation. However, the Warrant Exchange Agreement by and between Genesis SPAC and Genesis Sponsor will be accounted for as a Warrant Modification Recognized as Compensation pursuant to ASC 815-40-55-52 and expensed pursuant to ASC 718-20-35. The amount to be recognized as an expense will be the fair value of the 221,875,000 Class A shares issued by the Company reduced by the fair value of the 8,875,000 warrants received by the Company in the exchange.

C. Board Practices

See “Management of Genesis SPAC and of the Post-Combination Company” in the Proxy Statement.

D. Employees

The Company currently has two officers, Mr. Eyal Perez, Chairman of the Board, Director, Chief Executive Officer and Chief Financial Officer and Mr. Michael Lahyani, Co-Executive Chairman of the Board, Director, Chief Strategy Officer and President.

E. Share Ownership

Ownership of Company shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of August 15, 2024, immediately after the consummation of the Business Combination by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of shares of our Ordinary Shares;

●	each of our current executive officers and directors;

●	all executive officers and directors of the combined company as a group upon the closing of the Business Combination.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, the Company believes, based on the information furnished to it, that the persons and entities named in the table below have sole voting and investment power with respect to all Company Ordinary Shares that they beneficially own, subject to applicable community property laws. Any Company Ordinary Shares subject to options or warrants exercisable within 60 days of the consummation of the Business Combination are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Subject to the paragraph above, percentage ownership of Company Ordinary Shares and Voting Percentage is based on 228,200,000 Ordinary Shares outstanding upon consummation of the Business Combination on August 9, 2024, and assumes the issuance of 221,875,000 Class A ordinary shares to Genesis Sponsor on a private placement basis in exchange for 8,875,000 private placement warrants, pursuant to the Warrant Exchange Agreement.

	Ordinary Shares
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	% of Common Stock	Voting Percentage
Directors and Executive Officers(1)
Eyal Perez(2) (3)	227,725,625	99.8%	99.8%
Michael Lahyani
Cem Habib
All executive officers and directors as a group (3 individuals)	227,725,625	99.8%	99.8%

5% or More Stockholders:
Genesis Growth Tech LLC.(2) (3)	227,725,625	99.8%	99.8%
Olivier Plan(4)	1,500,000	*	*
Nomura Securities	474,375	*	*

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the entities, directors and executives in this table is Bahnhofstrasse 3, 6052 Hergiswil, Nidwalden, Switzerland.

(2)

Represents Founder Shares that are automatically convertible into Class A Ordinary Shares at the Closing, subject to adjustment, unless earlier converted into Class A Ordinary Shares at the option of the holder thereof. The Founder Shares will automatically convert into Class A Ordinary Shares (which such Class A Ordinary Shares delivered upon conversion will not have any redemption rights or be entitled to liquidating distributions from the Trust Account if we fail to consummate an initial business combination) at the time of our initial business combination or earlier at the option of the holders thereof at a ratio such that the number of Class A Ordinary Shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of our IPO, plus (ii) the total number of Class A Ordinary Shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the company in connection with or in relation to the consummation of our initial business combination, excluding any Class A Ordinary Shares or equity-linked securities exercisable for or convertible into Class A Ordinary Shares issued, deemed issued, or to be issued, to any seller in our initial business combination and any private placement warrants issued to our Sponsor, any of its affiliates or any members of our management team upon conversion of working capital loans. In no event will the Founder Shares convert into Class A Ordinary Shares at a rate of less than one-to-one. Percentage ownership assumes all shares are converted to Class A Ordinary Shares on a one-for-one basis.

(3)	Represents the interests directly held by Genesis Growth Tech LLC, our Sponsor. Mr. Eyal Perez is the managing member of our Sponsor. As such, he may be deemed to have beneficial ownership of the Founder Shares held directly by the Sponsor. Mr. Perez disclaims any beneficial ownership of the Founder Shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(4)	Mr. Olivier Plan, a business associate of Mr. Perez, has provided operational and other funding to the Sponsor. Although Mr. Plan is neither a shareholder nor an officer or director of either the Sponsor or our Company, pursuant to an understanding between the Sponsor and Mr. Plan, Mr. Plan may be deemed to have an indirect beneficial interest in up to 1,500,000 Founder Shares held by the Sponsor. Mr. Plan’s business address is One Monte-Carlo, Place du Casino, 98000 Monaco.

B. Related Party Transactions

Related party transactions of PubCo are described in the Proxy Statement in the section entitled “Certain Relationships and Related Person Transactions” which is incorporated by reference herein.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Company’s units, ordinary shares and warrants now trade on the expert market which is operated by OTC Markets Group, Inc. under the symbols OTC: GGAUF, GGAAF and GGAWF, respectively. It is expected that the securities of the Post-Combination Company will continue to trade on the OTC.

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s units, ordinary shares and warrants now trade on the expert market which is operated by OTC Markets Group, Inc. under the symbols OTC: GGAUF, GGAAF and GGAWF, respectively. It is expected that the securities of the Post-Combination Company will continue to trade on the OTC.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

At the EGM, the Company’s stockholders also approved a Fourth Amended and Restated Memorandum and Articles of Association (“Amended Charter”) to, among other things, change Genesis SPAC’s name to “NeuroMind AI Corp.,” increase the total number of authorized ordinary shares to 500,000,000 Class A ordinary shares of a par value of US$0.0001 each and 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, as well as 5,000,000 preference shares of a par value of US$0.0001 each, and remove blank check provisions and to replace the amended and restatement memorandum and articles of association following the consummation of the Business Combination. The Amended Charter, which became effective upon filing with the General Registry of the Cayman Islands on July 31, 2024, includes the amendments proposed by the Charter Amendment Proposal.

A copy of the Amended Charter is attached hereto as Exhibit 3.1, and is incorporated herein by reference.

B. Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Fourth Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

The Fourth Amended and Restated Memorandum and Articles of Association of NeuroMind AI Corp. as adopted by special resolution dated May 21, 2024 is filed herewith as Exhibit 3.1 to this Form 20-F.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is the offices of Forbes Hare Trust Company, Cassia Court, Camana Bay, Suite 716, 10 Market Street, Grand Cayman KY1-9006 Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

According to Clause 3 of our Fourth Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

The description of our ordinary shares is contained in the Proxy Statement in the section entitled “Description of Genesis SPAC’s Securities and the Securities of the Post-Combination Company,” which is incorporated herein by reference.

C. Material Contracts

As of the date of this Report, our only material contracts are (1) the Warrant Exchange Agreement, dated July 30, 2024, by and between Genesis SPAC and Genesis Sponsor, pursuant to which, in connection with the closing of the Business Combination, 8,875,000 private placement warrants will be cancelled in full and, in consideration therefor, Genesis SPAC will issue an aggregate 221,875,000 Class A ordinary shares to Genesis Sponsor on a private placement basis and (2) the Patent Purchase Agreement, each of which are filed as exhibits to this Report.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E. Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Business Combination are described in the Proxy Statement in the sections entitled “U.S. Federal Income Tax Considerations” and “Cayman Islands Tax Consideration” which are incorporated herein by reference.

F. Dividends and Paying Agents

PubCo has no current plans to pay dividends. PubCo does not currently have a paying agent.

G. Statement by Experts

The financial statements of NeuroMind AI Corp. (formerly Genesis Growth Tech Acquisition Corp.) as of December 31, 2023 and 2022, and for the years ended December 31, 2023 and 2022 incorporated by reference herein have been audited by MaloneBailey LLP, an independent registered public accounting firm, as set forth in their report, which includes an explanatory paragraph as to NeuroMind’s ability to continue as a going concern described in Note 1 to the financial statements and are included in reliance on such report given upon such firm as experts in auditing and accounting.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.!

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are not required to provide the information otherwise required under this item.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required

ITEM 15. CONTROLS AND PROCEDURES

Not required

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required

ITEM 16B. CODE OF ETHICS

Not required

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

Not required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

We are an early stage enterprise with limited business operations. We do not consider that we face significant cybersecurity risk and have not adopted any cybersecurity risk management program or formal processes for assessing cybersecurity risk. Our board of directors is generally responsible for the oversight of risks from cybersecurity threats, if any. We have not encountered any cybersecurity incidents since our inception.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited financial statements of NeuroMind AI Corp (formerly Genesis Growth Tech Acquisition Corp.) as of and for the years ended December 31, 2023 and 2022 at pages F-2 to F-23 of our proxy statement/prospectus dated May 10, 2024, as filed with the SEC on May 10, 2024, and the unaudited financial statements of NeuroMind AI Corp (formerly Genesis Growth Tech Acquisition Corp.) as of March 31, 2024 and for the three months ended March 31, 2024 and 2023 at pages 1 to 20 of the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the SEC on August 8, 2024, are incorporated herein by reference.

(b) Pro Forma Financial Information.

Anticipated Accounting Treatment

The Contribution and Business Combination Agreement by and between NeuroMind AI Corp. and Genesis Growth Tech LLC will be accounted for as an asset acquisition pursuant to ASC 805. The GAAP value assigned to the Contributed Assets will be the historical carryover basis of the transferor given that the transaction will be an asset acquisition under ASC 805 and the related party nature of the transaction.

The Warrant Exchange Agreement by and between NeuroMind AI Corp. and Genesis Growth Tech LLC will be accounted for as a Warrant Modification Recognized as Compensation pursuant to ASC 815-40-55-52. The amount to be recognized as an expense will be the fair value of the 221,875,000 Class A shares issued by the Company reduced by the fair value of the 8,875,000 warrants received by the Company in the exchange.

Impact on the financial statements of the combined company

The summary unaudited pro forma financial information is for illustrative purposes only. You should not rely on the summary unaudited pro forma financial information as being indicative of the historical results that would have been achieved had the Business Combination occurred earlier or the future results that the combined company will experience.

The following summary unaudited pro forma financial information gives effect to the transactions contemplated by the Business Combination and related transactions. The Business Combination will be accounted for as an asset acquisition in accordance with ASC 805-50-25-2. Upon the completion of the Business Combination, the NeuroMind AI will account for the transfer of assets and liabilities pursuant to the guidance relevant between entities under common control. In accordance with ASC 805-50-30-5 NeuroMind AI will measure the transfer of assets and liabilities between entities under common control and will initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of Genesis Sponsor at the date of transfer on the books of NeuroMind AI. The expected transfer value of the transferred assets and liabilities is $21,000,000. Accordingly, NeuroMind AI will recognize net assets transferred in its separate financial statements on the date of the transfer and retrospectively adjusts its historical financial statements to include the net assets received and related operations, if any, for all periods during which the entities were under common control.

The summary unaudited pro forma financial information gives effect to the Warrant Exchange Agreement. Under the terms of the Warrant Exchange Agreement, Genesis Sponsor is exchanging 8,875,000 Private Placement Warrants with an estimated value of approximately $275,000 (based on the trading price of NeuroMind AI’s publicly traded warrants of $0.031 per warrant on December 29, 2023) for 221,281,250 Class A common shares with a value of $665,625 based on a probability weighted expected return method which evaluated the post-transaction equity value of the Company immediately following the closing of the Business Combination. The Warrant Exchange Agreement will be accounted for in accordance with ASC 815-40-55- which results in the recording of an expense in the amount of $390,625.

The summary unaudited pro forma financial information does not necessarily reflect what combined company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. The summary unaudited pro forma financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma financial information reflected herein due to a variety of factors. The summary unaudited pro forma financial information is presented for illustrative purposes only.

The following tables sets out the dilutive impact on the Business Combination on the common and fully diluted share ownership of NeuroMind AI on a pro forma basis assuming completion of the Business Combination as of March 31, 2024:

Common share and fully diluted ownership prior to the Business Combination

Common Stock Ownership	Number of Shares Owned	% Ownership	Fully Diluted Stock Ownership	Number of Shares Owned	% Ownership
			Public Shareholders	81,520	0.29%
Public Shareholders	81,520	1.3%	Genesis Sponsor	5,850,625	20.95%
Genesis Sponsor	5,850,625	91.3%	Other Class B Shareholders	474,375	1.70%
Other Class B Shareholders	474,375	7.4%	Public Warrants	12,650,000	45.29%
			Private Placement Warrants	8,875,000	31.77%
Total	6,406,520	100.0%	Total	27,931,520	100.00%

Common Stock Ownership as a result of the Business Combination

	Number of Shares Owned	% Ownership
Public Shareholders	13,637	0.01%
Genesis Sponsor	5,850,625	2.56%
Warrant exchange agreement	221,875,000	97.22%
Other Class B Shareholders	474,375	0.21%
Total	228,213,637	100.0%

Fully Diluted Stock Ownership as a result of the Business Combination

	Number of Shares Owned	% Ownership
Public Shareholders	13,667	0.01%
Genesis Sponsor	5,850,625	2.43%
Other Class B Shareholders	474,375	0.20%
Warrant exchange agreement	221,875,000	92.11%
Public Warrants	12,650,000	5.25%
Private Placement Warrants	—	0.00%
Total	240,863,637	100.00%

The following table sets out summary data for the unaudited pro forma condensed balance sheet and the unaudited pro forma condensed statement of operations. The summary unaudited pro forma condensed balance sheet information is as of March 31, 2024, and gives effect to the Business Combination as if it had occurred on March, 31, 2024. The summary unaudited pro forma condensed statement of operations information for the quarter ended March 31, 2024 give effect to the Business Combination as if it had occurred on January 1, 2024.

	NeuroMind AI stand alone results	As Adjusted
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Quarter Ended March 31, 2024
Net Income (Loss) from Operations	$(267,511)	$(671,776)

Net Income (Loss) attributable to Common Shareholders	$(267,511)	$(671,776)
Net Income (Loss) per share – basic and diluted	$(0.04)	(0.11)

Weighted average shares outstanding – Class A	81,520	13,637
Weighted average shares outstanding – Class B	6,325,000	6,325,000

Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of March 31, 2024
Total assets	$1,062,222	$22,062,222
Total liabilities	$5,620,162	$26,620,162
Total equity	$(5,520,162)	$(5,745,646)

Item 19. EXHIBITs

Exhibit Number	Description
2.1	Contribution and Business Combination Agreement, dated as of November 20, 2023 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-41138) filed with the SEC on November 20. 2023)
3.1**	Fourth Amended and Restated Memorandum and Articles of Association of NeuroMind AI Corp.
10.1**	Patent Purchase Agreement, effective as of September 21, 2023 (as amended) by and between Genesis Growth Tech LLC, and MindMaze Group SA
10.2**	Warrant Exchange Agreement, dated as of July 30, 2024, by and between the registrant and Genesis Growth Tech LLC,
23.1*	Consent of MaloneBailey LLP
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith
**	Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

NEUROMIND AI CORP.

August 28, 2024	By:	/s/ Eyal Perez
	Name:	Eyal Perez
	Title:	Chief Executive Office and Principal Executive Officer